Filed by InterPrivate II Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate II Acquisition Corp.

Commission File No. 001-40152

Date: May 11, 2022

All content in this ﬁle is conﬁdential. DISCLAIMER This presentation (together with oral statements made in connection herewith, this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Getaround, Inc. (“Getaround” or the “Company”) and InterPrivate II Acquisition Corp. (“InterPrivate”) and related transactions (the “Proposed Business Combination”) and for no other purpose. By accepting this Presentation, you acknowledge and agree that all of the information contained herein or disclosed orally during this Presentation is conﬁdential, that you will not distribute, disclose and use such information for any purpose other than for the purpose of y our ﬁrm’s participation in the potential ﬁnancing, that you will not distribute, disclose or use such information in any way detrimental to Getaround or InterPrivate, and that you will return to Getaround and InterPrivate, delete or destroy this Presentation upon request. No representations or warranties, express or implied are given in, or in respect of, the accuracy or completeness of this Presentation or any other information (whether written or oral) that has been or will be provided to you. You are also being advised that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information. To the fullest extent permitted by law, in no circumstances will InterPrivate, Getaround or any of their respective subsidiaries, shareholders, afﬁliates, representatives, partners, directors, ofﬁcers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of proﬁt arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all inclusive or to contain all of the information that may be required to make a full analysis of Getaround or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Getaround and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Nothing herein should be construed as legal, ﬁnancial, tax or other advice. You should consult your own advisers concerning any legal, ﬁnancial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your speciﬁc investment objectives, ﬁnancial situations or ﬁnancial needs. / 2

PARTICIPANTS IN SOLICITATION InterPrivate and Getaround and their respective directors and ofﬁcers may be deemed to be participants in the solicitation of proxies from InterPrivate’s stockholders in connection with the Proposed Transaction. Information about InterPrivate’s directors and executive ofﬁcers and their ownership of InterPrivate’s securities is set forth in InterPrivate’s ﬁlings with the SEC, including InterPrivate’s Annual Report on Form 10-K for the ﬁscal year ended December 31, 2021, which was ﬁled with the SEC on March 31, 2022. To the extent that such persons’ holdings of InterPrivate’s securities have changed since the amounts disclosed in InterPrivate’s Annual Report on Form 10-K, such changes have been or will be reﬂected on Statements of Change in Ownership on Form 4 ﬁled with the SEC. Additional information regarding the names and interests in the Proposed Transaction of InterPrivate’s and Getaround’s respective directors and ofﬁcers and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the proxy statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. NON-GAAP FINANCIAL MEASURES Some of the ﬁnancial information and data contained in this Presentation, such as Gross Booking Value Net Marketplace Revenue, Trip Contribution Margin and adjusted EBITDA have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP ﬁnancial measures are provided to enhance the reader's understanding of Getaround’s ﬁnancial performance and its prospects for the future. Getaround’s management team uses these non-GAAP ﬁnancial measures in assessing Getaround’s ﬁnancial performance, as well as in planning and forecasting future periods. These non-GAAP ﬁnancial measures are not computed according to GAAP, and the methods used to compute them may differ from the methods used by other companies. Non-GAAP ﬁnancial measures are supplemental to and should not be considered a substitute for ﬁnancial information presented in accordance with GAAP and should be read only in conjunction with Getaround’s consolidated ﬁnancial statements prepared in accordance with GAAP. Readers are encouraged to review the reconciliations of these non-GAAP ﬁnancial measures to the comparable GAAP measures, which are attached to this Presentation. ADDITIONAL INFORMATION AND WHERE TO FIND IT This Presentation relates to the Proposed Business Combination, but does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination. InterPrivate intends to ﬁle with the SEC a registration statement on Form S-4 relating to the Proposed Business Combination that will include a proxy statement of InterPrivate and a prospectus of InterPrivate. When available, the deﬁnitive proxy statement/ prospectus and other relevant materials will be sent to all InterPrivate stockholders as of a record date to be established for voting on the Proposed Business Combination. InterPrivate also will ﬁle other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and securities holders of InterPrivate are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents ﬁled or that will be ﬁled with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about InterPrivate, Getaround and the Proposed Business Combination. Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents ﬁled or that will be ﬁled with the SEC by InterPrivate through the website maintained by the SEC at www.sec.gov. In addition, the documents ﬁled by InterPrivate may be obtained free of charge from InterPrivate’s website at https://ipvspac.com/ or by written request to InterPrivate at InterPrivate II Acquisition Corp., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019. / 3

FORWARD-LOOKING STATEMENTS This Presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Business Combination between Getaround and InterPrivate, including statements regarding the beneﬁts of the Proposed Business Combination, the anticipated timing of the completion of the Proposed Business Combination, the services offered by Getaround and the markets in which it operates, the expected total addressable market for the services offered by Getaround, the sufﬁciency of the net proceeds of the Proposed Business Combination to fund Getaround’s operations and business plan and Getaround’s projected future results. These forward-looking statements generally are identiﬁed by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, (ii) the risk that the Proposed Business Combination may not be completed by InterPrivate’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of InterPrivate and Getaround, the satisfaction of the minimum trust account amount following redemptions by InterPrivate’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the Proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the Proposed Business Combination on Getaround’s business relationships, performance, and business generally, (vii) risks that the pendency or consummation of the Proposed Business Combination disrupts current plans and operations of Getaround, (viii) the outcome of any legal proceedings that may be instituted against Getaround, InterPrivate or others related to the business combination agreement or the Proposed Business Combination, (ix) the ability to meet New York Stock Exchange listing standards at or following the consummation of the Proposed Business Combination, (x) the ability to recognize the anticipated beneﬁts of the Proposed Business Combination, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Getaround operates, variations in performance across competitors, changes in laws and regulations affecting Getaround’s business and the ability of Getaround and the post-combination company to retain its management and key employees, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination (including the ability of Getaround to achieve adjusted EBITDA breakeven), gauge and adapt to industry trends and changing host, guest and consumer preferences, and identify and realize additional opportunities, (xii) the risk of adverse or changing economic conditions, including the resulting effects on consumer spending, and the possibility of rapid change in the highly competitive industry in which Getaround operates, (xiii) the risk that Getaround and its current and future partners are unable to successfully develop and scale Getaround’s products and offerings, or experience signiﬁcant delays in doing so, (xiv) the risk that Getaround may never achieve or sustain proﬁtability, (xv) the risk that Getaround will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (xvi) the risk that the post-combination company experiences difﬁculties in managing its growth and expanding operations, (xvii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the ability to maintain strategic partnerships, including integrations and collaborations with original equipment manufacturers and ride hailing apps, (xix) the risk of product liability or regulatory lawsuits or proceedings relating to Getaround’s products and offerings, (xx) the risk that Getaround is unable to secure or protect its intellectual property, (xxi) the effects of COVID-19 or other public health crises on Getaround’s business and results of operations, the travel and transportation industries, travel and transportation trends, and the global economy generally, and (xxii) costs related to the Proposed Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents ﬁled by InterPrivate from time to time with the SEC. These ﬁlings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getaround and InterPrivate assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getaround nor InterPrivate gives any assurance that either Getaround or InterPrivate will achieve its expectations. / 4

InterPrivate overview



Ahmed Fattouh
Chairman & CEO
Founder, InterPrivate

- 25+ years in private equity and M&A
- Founder of InterPrivate and Landmark Value Investments, invested over $1Bn in public and private market strategies
- Private equity at Investcorp
- M&A at Morgan Stanley
- SPAC sponsor of IPV merger with Aeva, Senior Advisor of THCB merger with Microvast, IPVF merger with Aspiration



Brian Q. Pham
Executive VP
Partner, InterPrivate

- 10+ years experience as tech investor, entrepreneur, advisor
- Founding team, Sherpa Capital, multi-stage venture capital firm that grew to over $700M AUM
- Morgan Stanley tech banking – 20+ IPOs and follow-ons, $20Bn+ raised
- SPAC sponsor of IPV merger with Aeva, Senior Advisor of THCB merger with Microvast



Alan Pinto
Executive VP
Partner, InterPrivate

- 25+ years experience in financial industry across shipping, industrials, energy, real estate, technology
- Advisor to InterPrivate since 2015, participating in transaction execution alongside IPV
- Founding Managing Director Dahlman Rose
- SPAC Experience: sponsor of IPV merger with Aeva, Senior Advisor of THCB merger with Microvast



Jeffrey Harris
Director

- Founder Global Reserve Group
- Partner Quantum Energy, 30 years w/ Warburg Pincus
- Former Chairman of NVCA; over 40 boards including: Knoll, Rigup, Foro, and ChargePoint



Matthew Luckett
Director

- Managing Partner ALBA Holdings, GP Lampros Capital
- Investment committee of Global Customised Wealth and Co-Portfolio Manager of Balestra Capital Partners
- 25 years investing SoundView Technology, Balestra Capital



Tracey Brophy Warson
Director

- 30+ years in financial services industry across fintech, clean energy, and food
- Former CEO of Citi Private Bank and Chairman of Citi Private Bank North America
- Former Executive at Bank of America and Wells Fargo



Susan Decker
Board Advisor

- Founder and CEO of Raftr
- Former CFO and President at Yahoo
- Over 8 boards including Berkshire Hathaway, Costco, Vail Resorts and SurveyMonkey

A leading SPAC platform

$259m IPO Proceeds

1/5th Warrant

InterPrivate II Acquisition Corp.

IPV II's mandate is to identify a high growth, differentiated technology platform, with an exceptional management team

- **4-time** SPAC sponsor with integrated platform for **best-in-class** execution
- **Track record of execution** on 2 recently completed de-SPAC/PIPE transactions
- Private equity, VC, operating partners add **domain expertise** and **network effects**
- Proven ability to **support transactions with PIPE capital** from family office LPs
- Highly informed sponsor: **IPV I & III** SPACs completed and announced, respectively, and **IPV IV** currently seeking targets

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Getaround investment highlights Top 2 player globally in peer-to-peer carsharing −Operates in 950 cities across 8 countries, with 1.6m guests renting 66k cars from hosts Large total addressable market enabled by digital model −Serviceable addressable market of $155B Marketplace model is asset-light and powered by network effects −Strong long-term defensibility of carsharing model Differentiated tech of connected cars enables superior UX −Creates uniquely seamless host and renter value proposition Proven path to proﬁtability −Proven proﬁtability per transaction: >50% trip contribution margin −Proven proﬁtability per city: Top 20 cities in aggregate are EBITDA positive Fully funded business plan and highly attractive ﬁnancial proﬁle −Projected EBITDA breakeven with transaction proceeds / 6

Transaction summary

in millions, except per share values

Key transaction terms

- Pro forma **enterprise value of $900M**
- Pro forma net balance sheet cash assumes no redemptions, $50M equity[1], $175M Mudrick convertible notes, $67M balance sheet cash, and $80M debt as of 12/31/21
- At closing, existing shareholders will **retain 68% ownership** in the pro forma company
- Both the SPAC and the equity investors are **100% primary** with all net proceeds (after transaction costs) going to the balance sheet

Illustrative post-transaction ownership



5.7%
4.3%
22.0%
68.0%
Existing Getaround shareholders
SPAC shareholders
Equity investors
Sponsor shares

Pro forma ownership	
Existing Getaround shareholders	$800
SPAC shareholders	259
Equity investors	50
Sponsor shares	67
Total value	**$1,176**

Illustrative pro forma valuation

Pro forma capitalization	
Share price at merger	$10.00
Total shares outstanding	117.6
Equity value	**$1,176**
(-) Pro forma net balance sheet cash	(276)
Enterprise value	**$900**

Sources & uses

Sources		
SPAC cash in trust	259	53.5%
Equity proceeds	50	10.3%
Mudrick convertible notes	175	36.2%
Total sources	**$484**	100%

Uses		
Cash to balance sheet (at closing)	389	80.4%
Transaction fees and expenses	20	4.1%
Planned debt repayment	75	15.5%
Total uses	**$484**	100%

1. $50M equity from any combination of PIPE or other equity financing sources

Notes: (a) assumes nominal share price of $10, (b) pro forma ownership excludes warrants, earnout, Mudrick convertible notes, and assumes no shareholder redemptions, (c) pro forma net balance sheet cash reduced by expected transaction fees, (d) 45mm Getaround shares deferred at closing, with vesting 4.5m shares at $13.50/sh, 4.5m shares at $17.00/sh, 6.0m shares at $25.00, 7.5m shares at each of $30.00/sh, $37.00/sh, $46.00/sh, and $55.00/sh (11 mm Getaround shares reserved at closing as earnout incentive for company personnel), (e) transaction structure includes 10mm shares in escrow for PIPE investor downside protection; any shares not used for downside protection will be released to pre-transaction Getaround shareholders (f) consummation of the Business Combination is subject to $175mm minimum cash after satisfying Sponsor's redemption obligations and net of any Transaction Expenses or Deferred Underwriting Compensation and, if not satisfied at closing, Getaround can choose to waive the condition, (g) Sponsor shares include 0.2mm representative shares.

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Our mission is to solve the 95% problem 1 Introducing our digital Cars are wastefully parked 95% of each day • carsharing marketplace But accessing a car you don’t own is hard, offline, analog • 1. “Going My Way? The Evolution of Shared Ride and Pooling Services”, Berkeley Transportation Sustainability Research Center, 2020 / 8

Getaround is a leading global and digital carsharing marketplace Connected cars on network GUESTS HOSTS 14 Get instant access Earn income by to cars nearby sharing cars 10.5 1.6m 66k active cars unique guests 20x larger than Connect® Cloud 7 nearest competitor $370M 5.7m host earnings trips completed 3.5 950+ active cities in 8 countries • Closest Powered by the Getaround Connect® Cloud • Competitor 66K active cars as of Q3 ’21 - unique guests, host earnings, and trips completed since inception through 12/31/21 An active city is a location where Getaround operates and a host is able to offer a car on the platform Estimated for closest competitor using public data as of 5/1/21 A unique guest is the number of users who have booked 1+ trips - a trip represents an individual customer booking A connected car is a car with a connected device installed / 9

100% digital carsharing experience Removes transactional friction points Return Unlock Inspect Reserve Search Reserve instantly and Share and earn digitally go — from anywhere — no in-person interaction / 10

A **decade** of innovation and growth

- **2011** — **Launched** in San Francisco
- **2013** — **Getaround Connect®**
- **2015** — **Expanded** to Chicago
- **2017** — **U.S.** expansion to other tier 1 cities
- **Toyota** investment and partnership
- **2018** — Uber integration
- **2019** — **EU** expansion and Drivy acquisition
- **2020** — **Profitability** demonstrated in Europe[1]
- **2021** — **U.S.** suburban and tier 2 city expansion

$500M+ equity raised from top tier Silicon Valley & strategic investors

Series E	**$140M** from SoftBank, Reinvent, Total Energies, Menlo Ventures, and others
Series D	**$300M** from SoftBank, Toyota Motor Co., PeopleFund, and others
Series C	**$45M** from Braemar, Menlo Ventures, SPARX (Toyota), SAIC, and others
Series B	**$24M** from Cox Auto, Menlo Ventures, Triangle Peak, SOS Ventures, and others
Series A	**$14M** from Menlo Ventures, Redpoint, General Catalyst, Madrona, and others

1. Profitability in Europe measured on Adjusted EBITDA basis for Q3 '20 getaround / 11

Strong growth in GBV … with continued acceleration through COVID-19 in net ﬂow-through 59% growth 179% growth in COVID-19 in COVID-19 $167M $81M $136M $65M $105M $29M $15M $26M $18M $9M 2017 2018 2019 2020 2021 2017 2018 2019 2020 2021 1 2 GBV = GROSS BOOKING VALUE NMV = NET MARKETPLACE VALUE Gross Booking Value (GBV, non-GAAP) is total receipts billed through the platform, including amounts collected on behalf of hosts Net Marketplace Value (NMV, non-GAAP) is all commissions collected from hosts, plus incremental — see Appendix for GAAP reconciliation fees billed to guests, less contra-revenue items All ﬁgures exclude lease revenue from discontinued owned ﬂeet which ended in March 2020 All ﬁgures exclude lease revenue from discontinued owned ﬂeet which which ended in March 2020 / 12

Pioneered the **digital** carsharing transformation

TAXI GM
TURO enterprise
BLOCKBUSTER NOKIA

Uber TESLA
getaround
NETFLIX

Analog

- Human-intensive manual operations
- Offline and disjointed processes
- Challenging transition to digital

Digital

- **Fully digital**, frictionless user experience
- **Data rich**, focused on optimization
- **Digitally native** from the outset



$30B
$38B
$43B
$44B

Digital carshare is up to a **$155B serviceable market**

Car-free population	People who do not own a car, and choose to live car free
Car loan alternative	People with car loans where Getaround is a more affordable alternative
Rideshare & Gig	People who rideshare for trips where Getaround provides greater utility
Car rental	People who travel and rent cars at destinations for business or leisure

Company estimate of serviceable market based on public data for North American and Europe on zero-car households, turnover rate of car loans, ride trips greater than 3 miles, and the traditional car rental market - serviceable market may be less than illustrated to the degree there is overlap between market segments

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Expanded addressable market via more use cases and geo coverage



High
(>20k ppl
per mi²)
Population
density
Low
<5k ppl
per mi²
Rideshare &
taxi
Legacy carshare
(asset-heavy)
Car rental
(asset-heavy)
getaround
digital marketplace
(asset-light)
Analog marketplace
(asset-light)
Short /
Frequent
<1 hour
Usage
period
Long /
Occasional
>1 week

Chart is for illustrative purposes only and represents Getaround's view of the addressable market for the various business models depicted

High booking intent across all population densities



Atlanta

Atlanta, GA
2.2k ppl per mi²
85% household car ownership



New York

New York, NY
31k ppl per mi²
45% household car ownership

Map visualization of actual search demand for 1/1/21 - 5/16/21

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The **Getaround Connect®** Cloud Platform


DEMAND
SUPPLY
Getaround apps
Uber
Rideshare & mobility partners
Optimized for **digital** and **contactless**
getaround
digital marketplace
getaround
Connect® Cloud Platform
Data
Machine learning
Software
Getaround Connect® IoT device
(w/ support for 3rd-party devices)
OEM cloud systems
1.2B legacy cars today
275m+ connected cars by 2025
Vertically integrated tech stack powers digital, connected experience on **virtually any car**

Worldwide car count sourced from https://get.co/3rarDZj - Connected cars from "Three-Quarters of All New Cars to be Connected in Five Years", Counterpoint Insights, 2020
Car counts reflect the total opportunity of current analog and forecasted connected cars worldwide
Getaround installed into thousands of car models and technologically compatible with virtually any car

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Uniquely able to digitize 1.2B legacy cars Patented IoT technology Certifi ed network of enables any car to connect technicians worldwide to our Getaround Cloud™ Online certiﬁcation + portal for • training new installers virtually Powers our digital experience • Supports 7K+ makes and models • Contactless pick-up and return - 1 hour typical install time • Bluetooth and remote unlock - Anti-theft and security features - Real-time vehicle data capture • Mileage & fuel - Building partnerships to Sensors & diagnostics - support continued growth GPS & acceleration - Over-the-air upgradable software • Worldwide car count sourced from publicly available data / / 16 16

Working with OEMs on the future of the connected car Accelerating supply growth via A history of inventive native OEM software integrations partnerships with OEMS EU OEM API integration 2018 2019 2020 2021 no hardware Getaround Cloud™ required Strategic POC Signed pilot Signed pilot investment & integration agreement w/ agreement POC w/ Toyota with Tesla large EU OEM w/ Toyota API …with more integrations actively progressing OEM Connected Cars Getaround App (supply) (demand) Tesla integration achieved through a commercial agreement with Smartcar / 17

Using advanced data science to drive improvement across the business Dynamic Fraud Marketplace Smart pricing intelligence optimization automation Booking FUEL & TOLL signals MILEAGE BILLING Verify identities Utility Risk pricing pricing Block abusers TOW & IMPACT CUSTOMER SERVICE DETECTION AUTOMATION Optimized on trip Fees and security parameters & local deposit dynamic market factors with risk indicators Supply DRIVING Real-time alerts ALERTS rebalancing Maximize revenue yield Secure and data- Optimize utilization Automatic cost recovery & & dynamic risk pricing driven KYC system and trip stacking safety monitoring / 18

Growing and densifying existing markets with adjacent expansion New metros 15% Existing metros 85% 85% of user growth coming from expansion in existing metro areas in the U.S. and EU Boston, MA Miami, FL Chicago, IL Expansion area Active area Map illustrates active and planned operating areas in select markets as of 6/1/21 Pie chart represents % of total population in already active metros vs population in planned new metros / 19

Who we serve

The Powerhost

"I manage my fleet business on Getaround"

55m entrepreneurs

The Individual Host

"I share my car when I don't need it, and earn supplemental income"

520m individuals

Car supply

Renter demand

The Utility Guest

"I do not have access to a car, and need one frequently to live and work"

46m people

The Lifestyle Guest

"I chose to live car-free in the city, or need a different car than the one I own"

39m people

Most cars earned **$10K or more** in '21

Guests spent **$650/yr on average** in '21

USE CASES

- Visiting Friends & Family
- Weekly Errands
- Moving & Large Item Transport
- Local Getaways
- Family Pickup / Dropoff
- Car Repair Replacement
- Consumer Travel

Car earnings are net amounts paid to hosts after commission, excluding adjustments, and based on cars with at least 6k hours listed in 2021 in North America - illustrative of a fully connected marketplace
Guest spend is total payments for users who completed first trip no later than 12/31/20 and booked 1+ trips in 2021 - data is for North America, illustrative of a fully digital and connected marketplace
Entrepreneurs represents total estimate of early-stage entrepreneurs in North America and Europe as per the GEM 2020/2021 Global Report
Individuals represent total estimate of passenger vehicle drivers in the U.S., EU, and CA who are not classified as Entrepreneurs per above
Number of guests represents total estimate of estimated population living car-free in the U.S., EU, and CA getaround / 20

Increasing usage drives higher customer LTVs Driven by repeat guests 2x usage increase since 2018 Cohort guest spend increasing YoY Average monthly guest GBV Monthly hours booked per guest Average cumulative GBV per guest $800 Spring Fall 55 New 16% $700 50 $600 45 2018 $500 2019 40 2020 Returning $400 35 84% $300 30 $200 Returning guests contribute over 84% of monthly revenue M0 M4 M8 M12 M16 M20 M24 M28 M32 M36 Data is for North America - represents a fully digital and connected marketplace Gross Booking Value (GBV, non-GAAP) is total receipts billed through the platform, including amounts collected on behalf of hosts – see Appendix for GAAP reconciliation Returning guest data shown as average of monthly guest GBV for the full year 2020 Cohort chart shows average curve ﬁt to monthly guest GBV cohorts in each of 2018, 2019, and 2020 / 21 Mar-18 Mar-19 Mar-20 Mar-21 Sep-18 Sep-19 Sep-20

Accelerating adoption by entrepreneurs who become Powerhosts

EXAMPLES OF OUR POWERHOSTS



Kisean Smith

- 26-year-old Getaround Powerhost from Atlanta
- A Powerhost for two years
- 11 cars on the platform
- Generating ~$5,000/mo (after expenses)



Sophia and Wilmer Escobar

- Getaround Powerhost couple from Washington DC
- Started with 2 cars and grew to over 100 cars
- Looking to scale up to 200 cars in 2022

FUELING GROWTH OF CONNECTED CAR NETWORK

71% of GBV from Powerhosts[1]

24x growth in Powerhost cars


Dec-15
Dec-18
Dec-21
# of Powerhost cars

Benefits of Powerhosts

- Business minded and eager to add cars
- Minimal incremental cost to scale supply
- Greater availability and upkeep
- Will relocate cars to meet demand

Data for North America - represents a fully digital and connected marketplace
Gross Booking Value (non-GAAP) is total receipts billed through the platform, including amounts collected on behalf of hosts
Powerhosts defined as hosts with 2+ cars on the platform
1. Powerhost GBV measured from 01/01/20 – 12/31/21

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Acquiring hosts and building an **ecosystem** for growth


Build a car sharing business on Getaround

Targeted marketing outreach

Dedicated account management


Welcome to our host community

Community & engagement programs

PLAYBOOK FOR LOCAL ENGAGEMENT & SUPPORT

1. Partner with local municipalities
2. Negotiate win-win parking deals
3. Promote with local press





Investing in community partnerships to help hosts grow responsibly

1 in 4 hosts are entrepreneurs

% new hosts becoming Powerhosts by cohort year


30%
25%
20%
15%
10%
5%
2017
2018
2019
2020
M0
M2
M4
M6
M8
M10
M12
M14
M16

Cohorts include all new hosts joining the connected NA marketplace in a given year and characterizes the % of hosts that are entrepreneurs who become Powerhosts in a given month by listing 2+ cars simultaneously on Getaround

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Powerhosts scale and add more cars organically

Powerhost organic flywheel


Host adds cars based on demand
First guests discover new cars
Word-of-mouth / virality increases local demand
Establishes returning guest base
Car achieves optimal revenue yield

Powerhosts expand
8x over 18 months

Cohort GBV retention by host over 6 quarters


1.0x
2.9x
3.1x
3.6x
4.6x
6.4x
8.0x
Q0
Q1
Q2
Q3
Q4
Q5
Q6

Data is for North America - represents a fully digital and connected marketplace
Chart shows weighted average of GBV for all Powerhost cohorts from 4/1/2015 to 4/1/2018
Gross Booking Value (GBV, non-GAAP) is total receipts billed, including amounts collected on behalf of hosts

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Enabling hosts through data and technology Enhances pricing No rental counter Detect & automate Track exceptions & Tools for managing and revenue yield ops required billable events react in real-time vehicle ﬂeets • Predictive demand-engine • High-velocity transactions • Trip event detection ML • Real-time DTC tracking • Fleet management • Real-time dynamic pricing • Multiple bookings per day • Automated billing & recovery • Improved service planning • Track major events / 25

Proven ability to develop Scalable partner national partnerships distribution channels Acquiring guests through partners that access Getaround’s connected car network TYPICAL PARTNERS Rideshare Hospitality GETAROUND APP GETAROUND APP UBER DRIVER APP Travel 1 2 3 API Connect your Rent an Uber Drive and earn Uber account ready car nearby immediately Food delivery With others in the works Getaround Package delivery digital marketplace / / 26 26

A differentiated business and foundation for continued leadership Global network Asset-light + digital enable competitive advantage: Asset-light model Preferred user experience 1 100% digital experience 2 Signiﬁcantly larger TAM OEM & mobility integration Scalable & capital efﬁcient 3 High frequency use case Entrepreneur ecosystem / 27

We help reduce **congestion & pollution**

FEWER CARS ON THE ROAD



~10 cars off the road
for each shared car

REDUCED CARBON EMISSIONS

34 - 41% GHG reduction per household

100B lbs CO^2 eliminated for 1M Getaround cars

Berkeley
UNIVERSITY OF CALIFORNIA

Data from Transportation & Sustainability Research Center at UC Berkeley
- S. Shaheen, N. Chan, "Mobility and the Sharing Economy – Impact Synopsis", 2015

Company estimated carbon impact from household emissions reduction shown and EPA estimate of average passenger car emissions

...and provide mobility to those who **need it the most**

SERVING THE LESS AFFLUENT AND UNDERBANKED

58% Transactions made on debit cards only

51% Booked hours in less affluent neighborhoods

UNDERSERVED BY OTHER MOBILITY OPTIONS

34% Booked hours in low-density transportation deserts

"[Getaround has] a disproportionately **positive effect on lower-income consumers**"

NYU | STERN

Data from NYU Stern research report
- S. Fraiberger, A. Sundararajan, "Peer-to-Peer Rental Markets in the Sharing Economy", 2016

Less affluent neighborhoods define as having average annual household income < $70K
Transportation deserts defined as neighborhoods with less than < 12K people per square mile

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Led by a seasoned team of mobility TEAM EXPERIENCE operators and entrepreneurs Sam Zaid Laura Onopchenko Simon Baldeyrou Elliot Kroo Sy Fahimi Founder & CEO CFO Founder & CTO COO EU COO NA MARQUEE INVESTORS Ivana Savicevic Jeff Russakow Spencer Jackson Tom Alderman Karim Bousta VP Accounting Global Exec Director VP Finance General Counsel Strategic Director / 29

Financial highlights / 30

Financial highlights Best-in-class take rate (NMV to GBV ratio) Rapid growth before and through COVID-19 48% 37% 13% 18% Leading take rates and trip margin higher revenue yield than >2x car rental (revenue per day) Strong economics with accelerating cohorts $177 $120 $76 $60 Investing in continued market leadership Gross Booking Value (non-GAAP) is total receipts billed through the platform, including amounts collected on behalf of hosts Net Marketplace Value (non-GAAP) is all commissions collected from hosts plus incremental fees billed to guests – excludes earnings paid to hosts Take rates are 9ME ’21 sourced from Q3 ’21 quarterly earnings reports for Airbnb and Uber, S-1 ﬁling for Turo, unaudited Q3 ‘21 actuals for Getaround RPD (revenue per day) are 9ME ’21 for the Americas, sourced from Q3 ’21 quarterly earnings reports for Hertz and Avis, S-1 ﬁling for Turo, unaudited Q3 ’21 actuals for Getaround / 31

Bolstered fundamentals and industry-leading growth during COVID-19

STRONG NMV GROWTH DESPITE A CHALLENGING ENVIRONMENT

125%
Increase in NMV



$29M
$65M
FY 19
FY 20

Net Marketplace Value

SIGNIFICANT REDUCTION IN DIRECT MARKETING SPEND

96%
Reduction in spend



$24M
$1M
FY 19
FY 20

Direct Marketing Spend

OPERATIONAL FOCUS ON DRIVING IMPROVED MARGIN PROFILE

-34pps
Reduction in support costs



77%
43%
FY 19
FY 20

Trip Support Costs
(% of NMV)

Net Marketplace Value (NMV, non-GAAP) is Net Revenue plus EU Insurance Share, and represents all commissions collected from hosts plus incremental fees billed to guests – it excludes all earnings paid to hosts
Direct Marketing shown represents total variable direct marketing costs, calculated as digital acquisition costs plus other non-digital acquisition costs, and excludes brand and agency expenses
Trip Support Costs primarily consists of certain platform insurance expenses, claims support and customer relations costs – shown as a % of Net Marketplace Value
NMV figures shown on the left plot exclude lease revenue from discontinued owned fleet which ended in March 2020

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Demonstrated path to city profi tability at ~50% EBITDA EXAMPLE MARKET AT SCALE PROFITABILITY OF TOP 20 GENERATES EBITDA OF ~50% MARKETS (RANKED BY GBV) 40% ~50% Adjusted EBITDA at • GBV Marketing $31.7M 20% scale driven by digital $26.4M 0% 0% marketplace model -20% $18.7M >13x ROAS (Return-On-Ad-Spend) • -40% illustrating efﬁcient market -60% growth investment -80% $2.5M $1.4M $0.3M Strong proﬁtability trend • achieved while growing markets through COVID-19 Top 5 Markets Markets #6-10 Adjusted 8% 50% 49% Markets #11-15 Markets #16-20 EBITDA Gross Booking Value (GBV, non-GAAP) is total receipts billed through the platform, including amounts collected by hosts – see Appendix for GAAP reconciliation ROAS (return-on-ad-spend) deﬁned as cumulative GBV generated divided by cumulative marketing investment in a market Marketing investment calculated as all performance marketing spend allocated to the speciﬁed markets Adjusted EBITDA (non-GAAP) as shown on “Appendix: Getaround ﬁnancial forecast” Top 20 markets ranked by estimated GBV generated in 2021 / 33 2019 2020 2021 2019 2020 2021 Adjusted EBITDA

Mobility Team 30% guest revenue retention after 5 years with 5+ year customer lifetime NMV Retention by Guest Cohort Y1 Y2 Y3 Y4 Y5 Best-in-class guest retention • relative to direct peers enabled 1 2016 100% 50% 36% 33% 30% by digital model Long (5+ years) and predictable 1 • 2017 100% 45% 35% 34% customer lifetimes generates strong ROI 1 2018 100% 43% 35% Opportunity to improve trend • 1 2019 100% 37% further coming out of COVID-19 1 2020 100% 1. Represents periods impacted by COVID-19 Data shown is for North America - illustrative of a fully digital and connected marketplace Earnings is all commissions and adjustments paid to hosts for trips booked on their cars Net Marketplace Value (NMV, non-GAAP) is all commissions collected from hosts plus incremental fees billed to guests – excludes earnings paid to hosts / 34

In the early stages of long-term growth Data monetization Enhance Services for hosts Execute on proven growth playbook monetization Pricing enhancements Upside from OEM and Uber integrations Local development Capture Upside from rebound in mobility demand Marketing investments Open new markets Add Scale hosts and cars supply Upside refers to potential areas of revenue that are not included in the Company’s current ﬁnancial projections / 35

@Getaround / 36

Appendix / 37

Non-GAAP **reconciliation**

($ in 000's)	2019	2020	2021
Net Revenue	$40,427	$58,724	$63,067
Less: Owned fleet revenue	(22,109)	(9,430)	-
Plus: EU insurance share	10,711	15,971	18,010
Net Marketplace Value (NMV)	**$29,029**	**$65,265**	**$81,076**
Plus: owner earnings	$60,101	$66,916	$77,240
Plus: coupons, makewells and pass-throughs	16,078	3,593	9,104
Gross Booking Value (GBV)	**$105,208**	**$135,774**	**$167,421**
Net Revenue	$40,427	$58,724	$63,067
Less: Lease revenue[1]	(23,218)	(11,359)	(1,947)
Service Revenue	**$17,209**	**$61,120**	**$61,120**
Less: Cost of revenue			($6,046)
Less: Trip support			(23,010)
Trip Contribution Profit			**$32,064**
Trip Contribution Margin			*52.5%*

For purposes of year-over-year comparison, GBV and NMV are shown in this presentation excluding lease revenue from the Company's owned fleet which ended in March 2020

(1) Service Revenue and Lease Revenue are the two components of GAAP Net Revenue; Lease Revenue consists of revenue from the Company's owned fleet (ended in 2020) as well as parking subscriptions.
(2) Trip Support primarily consists of certain platform insurance expenses, claims support and customer relations costs.

getaround / 38

Risk factors & Disclosures / 39

Risks Related to Our Operations The COVID-19 pandemic (“COVID-19”) and the impact of actions taken to mitigate COVID-19 have negatively impacted and will continue to negatively impact our business, ﬁnancial condition, and results of operations. The effects of COVID-19 and other potential future public health crises, epidemics, pandemics or similar events on our business, operating results and cash ﬂows are uncertain. We have incurred signiﬁcant operating losses since inception and may not achieve or maintain proﬁtability in the future. We have a limited operating history in an evolving industry, which makes it difﬁcult to evaluate our current business and future prospects and may increase the risk of your investment. We face intense competition and may not be able to compete successfully with current or future competitors, which could adversely impact our business, ﬁnancial condition, and results of operations. We experience seasonality and other signiﬁcant ﬂuctuations in our operating and ﬁnancial results. The impact of adverse or changing economic conditions, including the resulting effects on consumer spending, may adversely affect our business, ﬁnancial condition, and results of operations. Because we recognize revenue over the duration of trip instead of upon booking, upticks or downturns in bookings are not immediately reﬂected in our results of operations. A signiﬁcant percentage of trips reserved on our platform take place in or near large metropolitan areas. If our operations in these areas are disrupted, our business, ﬁnancial condition, and results of operations will be adversely affected. If we do not retain existing hosts or guests or add new hosts and guests, or if hosts fail to provide an adequate supply of high-quality, as-advertised and well-serviced vehicles, our business, ﬁnancial condition, and results of operations will be negatively impacted. We have a Vehicle Solutions Agreement with Uber, pursuant to which Getaround vehicles are available to Uber drivers within the Uber app, however, Uber may terminate the agreement for convenience upon sixty (60) days’ notice, and there is no guarantee this business relationship will create meaningful revenue for us, which may be the result of Uber terminating the agreement or not prioritizing our service relative to other car rental or car sharing services, Getaround not making vehicles available to Uber drivers at sufﬁciently attractive rates to generate meaning revenue for Uber, or for a variety of known or unknown causes both beyond and within our control. If our platform, including searching for vehicles and completing the reservation and payment process, is not easy to navigate for potential guests, or our product experience improvements are not successful, or if new guests are dissatisﬁed with our account creation or veriﬁcation processes, we may not be able to encourage guests to make reservations on our platform. The manufacture, installation and operation of the Getaround Connect is highly dependent upon third party suppliers, service providers and networks, including sole source component suppliers who have been impacted by the global semiconductor supply chain shortage. Our business may be harmed if these parties do not perform their obligations or if they suffer interruptions to their own operations, or if alternative component sources are unavailable or if there is an increase in the costs of these components. The availability of vehicles suitable for our platform has been negatively impacted by the global semiconductor supply chain shortage, limited inventory of (and historically high prices for) new and used vehicles, and other economic factors affecting the automobile and transportation industries. Our efforts to minimize the likelihood and impact of adverse cybersecurity incidents and to protect data and intellectual property may not be successful and our business, manufacturing operations and reputation could be negatively affected by a cyberattack, security incident or other disruptions. Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption, increased operational costs to investigate and respond to the incident, and/or ﬁnancial loss. Host, guest, or other third-party actions that are criminal, violent, inappropriate, dangerous, or fraudulent, may undermine the safety or perception of safety of our platform, along with our ability to attract and retain hosts and guests, which could adversely affect our brand, reputation, business, ﬁnancial condition, and results of operations. Measures taken to improve safety of our platform and our reputation may cause us to incur signiﬁcant expenditures and may not be successful. We rely on third-party insurance policies to insure against risks related to our platform, including for damage to individuals (including death) and property resulting from vehicles shared through our platform. We expect the costs of our insurance policies to continue to grow and if our insurance coverage is insufﬁcient for the needs of our business or our insurance providers fail to pay on our insurance claims, or if insurers are no longer willing to provide insurance to us speciﬁcally or car-sharing platforms generally, on acceptable terms or at all, our business, ﬁnancial condition and results of operations could be adversely affected. Our accounting reserves and accruals for insurance and other claims may be inadequate, which may result in excess losses beyond our ﬁnancial forecasts, which could adversely affect our business, results of operations, and ﬁnancial condition. / 40

Risks Related to Our Operations (Cont’d) The personal automobile insurance companies insuring the cars that hosts share on our platform may deny coverage for claims or decline to renew automobile insurance policies issued to hosts, based on incidents involving shared vehicles or carsharing procedures followed by hosts (such as placing car keys inside vehicles), while hosts’ vehicles are being shared on our platform. These events may deter hosts from sharing their vehicles on our platform or result in other negative impacts on our business. Our community experience support function is critical to the success of our platform, and any failure to provide high-quality service could affect our ability to retain and attract hosts and guests. Our growth prospects and a substantial portion of our revenue (particularly in France) are dependent on our Powerhosts; if we do not retain these Powerhosts, our business, ﬁnancial condition, and results of operations may be negatively impacted. If our goodwill or intangible assets become impaired, we may be required to record a signiﬁcant charge to earnings. Signiﬁcant portions of our revenue and expenses are denominated in foreign currencies, and our ﬁnancial results are exposed to changes in foreign exchange rates. Getaround SAS, the French operating subsidiary, may not be wholly owned by Getaround for a period of time following completion of the Business Combination. We face risks related to safety recalls affecting vehicles shared on our platform and may face liability for damage or injuries resulting from our failure to comply with such safety recalls. Maintaining and enhancing our brand and reputation is critical to our growth, and negative publicity could damage our brand and harm our ability to compete effectively. We may not be able to effectively manage the risks presented by our business model internationally. Carsharing is a relatively new market, and the rate of adoption and our associated growth in our current markets may not be representative of rates of adoption or future growth in other markets. If we fail to predict the manner in which our market develops, or if car sharing does not achieve broad acceptance, our business, results of operations, and prospects may be materially and adversely affected. We rely on trafﬁc to our website to grow revenue, and if we are unable to drive trafﬁc cost-effectively, it would materially adversely affect our business, results of operations, and ﬁnancial condition. Our debt obligations contain restrictions that impact our business and expose us to risks that could negatively impact our liquidity and ﬁnancial condition. Additional funding may not be available on reasonable terms, or at all. We may rely on third-party service providers and strategic partners, such as OEMs, for many aspects of our business, and any failure to maintain these relationships could harm our business. To date, our agreements with OEMs to connect with their vehicles are in the trial or pilot/proof of concept stage, and there is no assurance that these pilots will be successful or that we will be able to enter into commercial agreements with them to connect with their vehicles on acceptable terms or at all. The successful operation of our business and platform depends upon the performance and reliability of our operational systems and those of third-parties such as internet, mobile, and other infrastructures that are not under our control. Our technology could have undetected defects, errors or bugs in hardware or software which could damage our reputation with current or prospective hosts or guests. Improper installation or defective hardware of a connected device could result in liability, such as in the event improper installation allows vehicles to be improperly started, which has occurred in the past. As a consequence, we could lose existing and future business. System interruptions that disrupt communications with hosts, hosts’ vehicles, data and other communications with hosts, vehicles and guests would damage our reputation and brand, which could substantially harm our business and operating results. We may fail to detect all malware, viruses, and other vulnerabilities on our networks and systems, which could permit a security or privacy breach. We collect, use, and process certain platform user data, employee data, and proprietary or conﬁdential data. If we experience security or privacy breaches, or other unauthorized or improper access to this data, we may experience business interruptions, loss of revenue, and harm to our brand and reputation, and we may become subject to penalties and signiﬁcant liabilities. We rely on our proprietary risk scoring model to determine trip fees for each booking. If our risk scoring model is unable to permit us to effectively generate accurate trip fees for each trip, it may adversely impact our operating results, business, results of operations, and ﬁnancial condition. We rely on mobile operating systems and app marketplaces to make our app available to hosts and guests, and if we do not effectively operate with or receive favorable placements within such app marketplaces and maintain high user reviews, our usage or brand recognition could decline and our business, ﬁnancial results, and results of operations could be adversely affected. / 41

Risks Related to Our Operations (Cont’d) If we do not adequately protect our intellectual property and our data, our business, ﬁnancial condition, and results of operations could be negatively impacted. In particular, we rely in part on patents to protect some of our technology. These patents may be subject to challenge and there can be no assurance that they will be adequate in protecting our technology. If we are unable to protect our technology, whether through patents, trade secrets or otherwise, we may lose our competitive advantage and our business would be negatively impacted. If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business, ﬁnancial condition, results of operation, and prospects may be adversely affected. We are subject to payment processing risk and payment-related fraud. Loss or material modiﬁcation of our credit or debit card acceptance privileges would have an adverse effect on our business, revenue, and results of operations. Our business and operations have experienced rapid growth, and if we do not appropriately manage future growth, if any, or are unable to improve our systems, processes and controls, our business, ﬁnancial condition, results of operations, and prospects, could be negatively impacted. Our recent growth may not be indicative of our future growth, and we may not be able to maintain our revenue growth rate in the future. Our growth rate also makes it difﬁcult to evaluate our future prospects and may increase the risk that we will not be successful. Our business depends on attracting and retaining capable management and employees, and the loss of any key personnel could negatively impact our business, ﬁnancial condition, and results of operations. If we cannot maintain our corporate culture, we could lose the innovation, collaboration and focus on the mission that contribute to our business. The failure to successfully execute and integrate acquisitions and the different products and services associated with such acquisitions could negatively impact our business, ﬁnancial condition, and results of operations. We may experience signiﬁcant ﬂuctuations in our results of operations, making it difﬁcult to project future results. Our share price may be volatile, and the value of our common stock may decline. We may not be able to successfully manage and limit our exposure to bad debt. We may be subject to governmental economic and trade sanctions laws and regulations that limit the scope of our offering. Additionally, failure to comply with applicable economic and trade sanctions laws and regulations could subject us to liability and negatively affect our business, results of operations and ﬁnancial condition. Regulatory Risks We are or will be subject to anti-corruption, anti-bribery, anti-money laundering, ﬁnancial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal ﬁnes and penalties, collateral consequences, remedial measures and legal expenses, all of which could materially adversely affect our reputation, business, ﬁnancial condition, and results of operations. We could face liability for information or content on or accessible through our platform. We have been, and may in the future be, subject to claims that we or others violated certain third-party intellectual property rights, which, even where meritless, can be costly to defend and could adversely affect our business. We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees’ former employers. We are subject to a variety of complex, evolving, and sometimes inconsistent and ambiguous laws and regulations in the United States and in Europe that may adversely impact our operations and discourage hosts and guests from using our platform, and that could cause us to alter our business and/or incur signiﬁcant expenses and liabilities, including ﬁnes and criminal penalties, and could negatively impact our business, results of operations, and ﬁnancial condition. Payments for trips booked through our marketplace are subject to extensive government regulation and oversight. Our failure to comply with such laws, rules, regulations, policies, legal interpretations, and regulatory guidance, could negatively impact our business, results of operations, and ﬁnancial condition. / 42

Regulatory Risks (Cont’d) The regulatory environment relating to sales or related taxes for businesses and platforms such as ours is complex, rapidly evolving and differs across local, state and national jurisdictions. Uncertainty in the application of taxes, including sales or related taxes, to our hosts, guests, or platform could increase our tax liabilities and may discourage hosts and guests from conducting business on our platform. If we or our hosts or guests are required to collect or pay sales or related taxes where such taxes are not currently collected or paid, our business could be negatively impacted, including as a result of liabilities, regulatory ﬁndings that challenge the categorization of our business as a platform, or due to other applicable changes in our business model or platform that we are required or may choose to make in response to such levies. We may become subject to pricing regulations, as well as related litigation or regulatory inquiries. We are subject to laws and regulations relating to insurance, and we may become involved in challenges by or disputes with insurance regulators. Our ability to use our net operating loss carry-forwards and certain other tax attributes may be limited, including in connection with a change of ownership. To the extent we fail to comply with federal, state, and foreign laws relating to privacy and data protection, we have in the past faced regulatory scrutiny, and may in the future face potentially signiﬁcant liability, regulatory scrutiny and penalties, negative publicity, an erosion of trust, and increased regulation. We are currently subject to a number of legal proceedings initiated by private parties and government agencies, including legal proceedings in foreign jurisdictions. Adverse litigation judgments or settlements resulting from these proceedings could expose us to monetary damages or limit our ability to operate our business. We face risks related to liabilities to hosts, guests, passengers, and third parties resulting from personal injuries and property damage caused by the use of our vehicles by our guests. Changes in tax laws or tax rulings could negatively impact our business, ﬁnancial condition, and results of operations. We are subject to regulatory inquiries and different jurisdictions taking the position that we are subject to various licensing requirements, and failure to comply may adversely impact our operations and/or result in signiﬁcant expenses and liabilities, including ﬁnes. We are subject to consumer protection laws, including laws that protect driver information and credit reporting, and failure to comply may adversely impact our operations and/or result in signiﬁcant expenses and liabilities, including ﬁnes and criminal penalties. We track certain performance metrics with internal tools and do not independently verify such metrics. Certain of our performance metrics may not accurately reﬂect certain details of our business, are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business. Our results of operations and ﬁnancial condition could be negatively impacted by changes in accounting principles. There have been and may in the future be changes to current accounting practices for SPAC’s, which could result in changes to InterPrivate II’s ﬁnancial statements and disclosures, and which could have a material adverse impact. If we consummate this offering prior to receiving all regulatory approvals, our business, ﬁnancial condition, results of operations, and prospects, could be materially and adversely affected. We rely on third-party payment service providers to process payments made by guests and payments made to hosts on our platform. If these third-party payment service providers become unavailable or we are subject to increased fees, our business, results of operations, and ﬁnancial condition could be negatively impacted. Our failure to properly manage funds held on behalf of customers could negatively impact our business, results of operations, and ﬁnancial condition. Our use of “open source” software could adversely affect our ability to offer our platform and services and subject us to costly litigation and other disputes. Risks Related to InterPrivate II and the Business Combination Directors and ofﬁcers of InterPrivate II have potential conﬂicts of interest in recommending that stockholders vote in favor of approval of the Business Combination. The ability of InterPrivate II stockholders to exercise redemption rights with respect to a large number of shares could deplete InterPrivate II’s trust account prior to the Business Combination and thereby diminish the amount of working capital of the ultimate holding company after the transaction (“PubCo”). InterPrivate II’s initial stockholders, directors, ofﬁcers, advisors, and their afﬁliates may elect to purchase shares or public warrants from public stockholders, which may inﬂuence a vote on the Business Combination and reduce the public “ﬂoat” of InterPrivate II’s Class A common stock. / 43

Risks Related to InterPrivate II and the Business Combination (Cont’d) We may be unable to complete the Business Combination if the stockholders of InterPrivate II do not approve the transaction or a signiﬁcant number of InterPrivate II stockholders exercise their redemption rights, thereby reducing the amount of funds available to complete the Business Combination. There can be no assurance that the contemplated transaction will achieve our objectives of providing the company with sufﬁcient capital, and if we require additional capital to fund our operations or expected growth, there can be no assurance that we will be able to obtain such funds on attractive terms or at all, and you may experience dilution as a result. We and InterPrivate II have incurred and will incur substantial costs in connection with the Business Combination and related transactions, such as legal, accounting, consulting, and ﬁnancial advisory fees. While we and InterPrivate II work to complete the Business Combination, management’s focus and resources may be diverted from operational matters and other strategic opportunities. Our operations may be restricted during the pendency of the Business Combination pursuant to terms of the Business Combination agreement. The announcement of the Business Combination could disrupt Getaround’s relationships with its hosts, guests, and others, as well as its operating results and business generally. Uncertainty about the effect of the Business Combination may affect our ability to retain key employees and integrate management structures and may negatively impact our management, strategy and results of operations. The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisﬁed or waived, the Business Combination agreement may be terminated in accordance with its terms and the Business Combination may not be completed. The consummation of the Business Combination could constitute an event of default or otherwise trigger the acceleration of repayment obligations with respect to certain outstanding indebtedness of Getaround in the absence of waivers by the applicable lenders with respect thereto. PubCo may incur successor liabilities due to conduct arising prior to the completion of the Business Combination. Subsequent to the completion of the Business Combination, we may be exposed to unknown or contingent liabilities and may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a signiﬁcant negative effect on our ﬁnancial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment. The obligations associated with being a public company will involve signiﬁcant expenses and will require signiﬁcant resources and management attention, which may divert from Getaround’s business operations. Our management and current resources may not successfully or effectively manage our transition to a public company. Future sales of common stock after the consummation of the Business Combination may cause the market price of Getaround’s common stock to drop signiﬁcantly, even if Getaround’s business is doing well. Following the Business Combination, outstanding warrants will become exercisable for PubCo’s common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to Getaround’s stockholders. Our audited ﬁnancial position and results of operations may differ materially from the unaudited pro forma ﬁnancial information presented to investors. In connection with the Business Combination, our historical ﬁnancial statements are in the process of being audited in accordance with the standards of the Public Accounting Oversight Board (United States), or PCAOB, which have identiﬁed deﬁciencies or material weaknesses in our internal controls and could identify inaccuracies in our historical ﬁnancial statements as we were not previously required to comply with PCAOB accounting standards. We have identiﬁed material weaknesses in our internal control over ﬁnancing reporting and these material weaknesses could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated ﬁnancial statements that would not be prevented or detected. In particular, these material weaknesses result from lack of proper segregation of duties relating to access controls and risk assessment process and lack of documentation for management review controls. We cannot assure you that we will not identify other material weaknesses in connection with the completion of the audit of our ﬁnancial statements in connection with the Business Combination or that any measures we may take in the future will be sufﬁcient to remediate these material weaknesses or avoid potential future material weaknesses. In addition, we may suffer adverse regulatory or other consequences, as well as negative market reaction, as a result of any material weaknesses, and we will incur additional costs as we seek to remediate these material weaknesses. / 44

Risks Related to InterPrivate II and the Business Combination (Cont’d) PubCo does not intend to pay cash dividends for the foreseeable future. PubCo may not meet the NYSE’s initial listing criteria, and even if it does, the NYSE may not continue to list PubCo’s securities on its exchange; which could limit the ability of investors in PubCo to make transactions in PubCo’s securities and subject PubCo to additional trading restrictions. If the Business Combination’s beneﬁts do not meet the expectations of investors or securities analysts, the market price of our securities or, following the consummation of the Business Combination, PubCo’s securities, may decline. InterPrivate II is an emerging growth company, and it cannot be certain that the reduced disclosure requirements applicable to emerging growth companies will not make its common stock less attractive to investors. If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about PubCo’s business, the price and trading volume of its securities could decline. There has been no prior public market for Getaround’s securities. The stock price of PubCo’s common stock may be volatile or may decline regardless of its operating performance, and you may not be able to resell your shares at or above the subscription price. We have broad discretion in the use of the proceeds from the Business Combination and may not use them effectively or in ways with which the investors agree. Anti-takeover provisions contained in our restated certiﬁcate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt. Claims for indemniﬁcation by our directors and ofﬁcers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us. Our restated certiﬁcate of incorporation and amended and restated bylaws provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act of 1933. Legal proceedings may be instituted against the Business Combination, which could delay or prevent or otherwise adversely impact the Business Combination. Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to consummate the Business Combination, and results of operations. / 45

Sponsor Promote Disclosure InterPrivate Acquisition Management II, LLC (the “Sponsor”) is managed by InterPrivate Capital LLC (“IPC”), a wholly owned subsidiary of InterPrivate LLC (“InterPrivate”). InterPrivate is a private investment ﬁrm founded by the SPAC’s Chairman and CEO, Ahmed Fattouh, which makes investments together with family ofﬁces and independent private equity and venture capital sponsors. Concurrently with the SPAC’s IPO, the Sponsor invested in a private placement of shares of Class B Common Stock and warrants to purchase Class A Common Stock (collectively, the “Sponsor Equity”) and subsequently transferred 90,000 of such shares of Class B Common Stock to the SPAC’s three independent directors (30,000 shares each). Ahmed Fattouh currently has sole voting and dispositive power over all of the Sponsor Equity except for the 90,000 founder shares held directly by the SPAC’s independent directors. The economic interests in the Sponsor Equity are held by (i) ofﬁcers, directors and advisors of the SPAC and the Sponsor (collectively, “Management”); (ii) InterPrivate, funds managed by IPC, and family ofﬁce co-investors of IPC (collectively, the “InterPrivate Investors”); and (iii) certain unafﬁliated institutional investment funds. Unafﬁliated institutional investment funds hold approximately 5% of the economic interests of the Sponsor Equity, with the balance held by Management and the InterPrivate Investors. / 46